                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                        UNDER THE SECURITIES ACT OF 1934
                               (AMENDMENT NO. 1)

                               Zapata Corporation
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title and Class of Securities)

                                    989070602
                                 (CUSIP Number)

                                WL Ross & Co. LLC
                              600 Lexington Avenue
                            New York, New York 10022
                           Attention: David H. Storper
                        Facsimile Number: (212) 317-4892
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 2, 2005
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 13 Pages)

-------------------                                            -----------------
CUSIP NO. 989070602               SCHEDULE 13D/A               PAGE 2 OF 9 PAGES
-------------------                                            -----------------

--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     WL Ross & Co. LLC

--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS

     Not applicable.

--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            [ ]

--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

--------------------------------------------------------------------------------
                    7   SOLE VOTING POWER

                        -0-

                   -------------------------------------------------------------
                    8   SHARED VOTING POWER
NUMBER OF SHARES
  BENEFICIALLY          -0- (1)
    OWNED BY
 EACH REPORTING    -------------------------------------------------------------
   PERSON WITH      9   SOLE DISPOSITIVE POWER

                        -0-

                   -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        -0-
--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0- (1)

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Not applicable.

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IA
--------------------------------------------------------------------------------

(1) Limited voting power was granted with respect to 10,073,112 shares of common stock (the "Shares") of Zapata Corporation ("Zapata") to vote the Shares (i) in favor of the sale by Zapata to WLR Recovery Fund II, L.P. ("Fund II") and WLR Recovery Fund III, L.P. ("Fund III" and, together with Fund II, the "Funds") of all of the shares of capital stock of Safety Components International, Inc. beneficially owned by Zapata (such transaction, the "Sale") pursuant to the Stock Purchase Agreement, dated as of September 23, 2005, by and between Fund III and Zapata, as amended by Amendment No. 1 and Joinder, dated as of September 26, 2005, by and among the Funds and Zapata (collectively, the "Purchase Agreement"), and any action in furtherance thereof and against approval of any action, agreement or proposal made in opposition to, or in competition therewith. The Sale was consummated on December 2, 2005. As a result of the consummation of the Sale, the Reporting Persons no longer have any voting power or other interest in respect of the Shares. See Items 4 and 6.

-------------------                                            -----------------
CUSIP NO. 989070602               SCHEDULE 13D/A               PAGE 3 OF 9 PAGES
-------------------                                            -----------------

--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     WLR Recovery Fund II, L.P.

--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS

     Not applicable.

--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            [ ]

--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

--------------------------------------------------------------------------------
                    7   SOLE VOTING POWER

                        -0-

                   -------------------------------------------------------------
                    8   SHARED VOTING POWER
NUMBER OF SHARES
  BENEFICIALLY          -0- (1)
    OWNED BY
 EACH REPORTING    -------------------------------------------------------------
   PERSON WITH      9   SOLE DISPOSITIVE POWER

                        -0-

                   -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        -0-
--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0- (1)

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Not applicable.

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

(1) Limited voting power was granted with respect to 10,073,112 shares of common stock (the "Shares") of Zapata Corporation ("Zapata") to vote the Shares (i) in favor of the sale by Zapata to WLR Recovery Fund II, L.P. ("Fund II") and WLR Recovery Fund III, L.P. ("Fund III" and, together with Fund II, the "Funds") of all of the shares of capital stock of Safety Components International, Inc. beneficially owned by Zapata (such transaction, the "Sale") pursuant to the Stock Purchase Agreement, dated as of September 23, 2005, by and between Fund III and Zapata, as amended by Amendment No. 1 and Joinder, dated as of September 26, 2005, by and among the Funds and Zapata (collectively, the "Purchase Agreement"), and any action in furtherance thereof and against approval of any action, agreement or proposal made in opposition to, or in competition therewith. The Sale was consummated on December 2, 2005. As a result of the consummation of the Sale, the Reporting Persons no longer have any voting power or other interest in respect of the Shares. See Items 4 and 6.

-------------------                                            -----------------
CUSIP NO. 989070602               SCHEDULE 13D/A               PAGE 4 OF 9 PAGES
-------------------                                            -----------------

--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     WLR Recovery Fund III, L.P.

--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS

     Not applicable.

--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            [ ]

--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

--------------------------------------------------------------------------------
                    7   SOLE VOTING POWER

                        -0-

                   -------------------------------------------------------------
                    8   SHARED VOTING POWER
NUMBER OF SHARES
  BENEFICIALLY          -0- (1)
    OWNED BY
 EACH REPORTING    -------------------------------------------------------------
   PERSON WITH      9   SOLE DISPOSITIVE POWER

                        -0-

                   -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        -0-
--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0- (1)

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Not applicable.

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

(1) Limited voting power was granted with respect to 10,073,112 shares of common stock (the "Shares") of Zapata Corporation ("Zapata") to vote the Shares (i) in favor of the sale by Zapata to WLR Recovery Fund II, L.P. ("Fund II") and WLR Recovery Fund III, L.P. ("Fund III" and, together with Fund II, the "Funds") of all of the shares of capital stock of Safety Components International, Inc. beneficially owned by Zapata (such transaction, the "Sale") pursuant to the Stock Purchase Agreement, dated as of September 23, 2005, by and between Fund III and Zapata, as amended by Amendment No. 1 and Joinder, dated as of September 26, 2005, by and among the Funds and Zapata (collectively, the "Purchase Agreement"), and any action in furtherance thereof and against approval of any action, agreement or proposal made in opposition to, or in competition therewith. The Sale was consummated on December 2, 2005. As a result of the consummation of the Sale, the Reporting Persons no longer have any voting power or other interest in respect of the Shares. See Items 4 and 6.

-------------------                                            -----------------
CUSIP NO. 989070602               SCHEDULE 13/A                PAGE 5 OF 9 PAGES
-------------------                                            -----------------

--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     WLR Recovery Associates II LLC

--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS

     Not applicable.

--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            [ ]

--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

--------------------------------------------------------------------------------
                    7   SOLE VOTING POWER

                        -0-

                   -------------------------------------------------------------
                    8   SHARED VOTING POWER
NUMBER OF SHARES
  BENEFICIALLY          -0- (1)
    OWNED BY
 EACH REPORTING    -------------------------------------------------------------
   PERSON WITH      9   SOLE DISPOSITIVE POWER

                        -0-

                   -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        -0-
--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0- (1)

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Not applicable.

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     00
--------------------------------------------------------------------------------

(1) Limited voting power was granted with respect to 10,073,112 shares of common stock (the "Shares") of Zapata Corporation ("Zapata") to vote the Shares (i) in favor of the sale by Zapata to WLR Recovery Fund II, L.P. ("Fund II") and WLR Recovery Fund III, L.P. ("Fund III" and, together with Fund II, the "Funds") of all of the shares of capital stock of Safety Components International, Inc. beneficially owned by Zapata (such transaction, the "Sale") pursuant to the Stock Purchase Agreement, dated as of September 23, 2005, by and between Fund III and Zapata, as amended by Amendment No. 1 and Joinder, dated as of September 26, 2005, by and among the Funds and Zapata (collectively, the "Purchase Agreement"), and any action in furtherance thereof and against approval of any action, agreement or proposal made in opposition to, or in competition therewith. The Sale was consummated on December 2, 2005. As a result of the consummation of the Sale, the Reporting Persons no longer have any voting power or other interest in respect of the Shares. See Items 4 and 6.

-------------------                                            -----------------
CUSIP NO. 989070602               SCHEDULE 13D/A               PAGE 6 OF 9 PAGES
-------------------                                            -----------------

--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     WLR Recovery Associates III LLC

--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS

     Not applicable.

--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            [ ]

--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

--------------------------------------------------------------------------------
                    7   SOLE VOTING POWER

                        -0-

                   -------------------------------------------------------------
                    8   SHARED VOTING POWER
NUMBER OF SHARES
  BENEFICIALLY          -0- (1)
    OWNED BY
 EACH REPORTING    -------------------------------------------------------------
   PERSON WITH      9   SOLE DISPOSITIVE POWER

                        -0-

                   -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        -0-
--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0- (1)

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Not applicable.

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     OO
--------------------------------------------------------------------------------

(1) Limited voting power was granted with respect to 10,073,112 shares of common stock (the "Shares") of Zapata Corporation ("Zapata") to vote the Shares (i) in favor of the sale by Zapata to WLR Recovery Fund II, L.P. ("Fund II") and WLR Recovery Fund III, L.P. ("Fund III" and, together with Fund II, the "Funds") of all of the shares of capital stock of Safety Components International, Inc. beneficially owned by Zapata (such transaction, the "Sale") pursuant to the Stock Purchase Agreement, dated as of September 23, 2005, by and between Fund III and Zapata, as amended by Amendment No. 1 and Joinder, dated as of September 26, 2005, by and among the Funds and Zapata (collectively, the "Purchase Agreement"), and any action in furtherance thereof and against approval of any action, agreement or proposal made in opposition to, or in competition therewith. The Sale was consummated on December 2, 2005. As a result of the consummation of the Sale, the Reporting Persons no longer have any voting power or other interest in respect of the Shares. See Items 4 and 6.

-------------------                                            -----------------
CUSIP NO. 989070602               SCHEDULE 13D/A               PAGE 7 OF 9 PAGES
-------------------                                            -----------------

--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Wilbur L. Ross, Jr.

--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS

     Not applicable.

--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            [ ]

--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

--------------------------------------------------------------------------------
                    7   SOLE VOTING POWER

                        -0-

                   -------------------------------------------------------------
                    8   SHARED VOTING POWER
NUMBER OF SHARES
  BENEFICIALLY          -0- (1)
    OWNED BY
 EACH REPORTING    -------------------------------------------------------------
   PERSON WITH      9   SOLE DISPOSITIVE POWER

                        -0-

                   -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        -0-
--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0- (1)

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Not applicable.

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

(1) Limited voting power was granted with respect to 10,073,112 shares of common stock (the "Shares") of Zapata Corporation ("Zapata") to vote the Shares (i) in favor of the sale by Zapata to WLR Recovery Fund II, L.P. ("Fund II") and WLR Recovery Fund III, L.P. ("Fund III" and, together with Fund II, the "Funds") of all of the shares of capital stock of Safety Components International, Inc. beneficially owned by Zapata (such transaction, the "Sale") pursuant to the Stock Purchase Agreement, dated as of September 23, 2005, by and between Fund III and Zapata, as amended by Amendment No. 1 and Joinder, dated as of September 26, 2005, by and among the Funds and Zapata (collectively, the "Purchase Agreement"), and any action in furtherance thereof and against approval of any action, agreement or proposal made in opposition to, or in competition therewith. The Sale was consummated on December 2, 2005. As a result of the consummation of the Sale, the Reporting Persons no longer have any voting power or other interest in respect of the Shares. See Items 4 and 6.

-------------------                                            -----------------
CUSIP NO. 989070602               SCHEDULE 13D/A               PAGE 8 OF 9 PAGES
-------------------                                            -----------------
                          AMENDMENT NO. 1 TO SCHEDULE 13D


      This Amendment No. 1 to Schedule 13D (this "Schedule 13D/A") amends and supplements the Schedule 13D originally filed on October 3, 2005 (the "Schedule 13D") by WL Ross & Co. LLC, WLR Recovery Fund II, L.P., WLR Recovery Fund III, L.P., WLR Recovery Associates II LLC, WLR Recovery Associates III LLC and Wilbur
L. Ross, Jr (each, a "Reporting Person" and collectively, the "Reporting Persons"). All capitalized terms used without definition in this Schedule 13D/A shall have the meanings set forth in the Schedule 13D.

      This Schedule 13D/A amends the Schedule 13D as follows.


ITEM 4. PURPOSE OF TRANSACTION.


      Item 4 of the Schedule 13D is hereby amended to read as follows.

      Limited voting power was granted with respect to 10,073,112 shares of common stock (the "Shares") of Zapata Corporation ("Zapata") to vote the Shares
(i) in favor of the sale by Zapata to WLR Recovery Fund II, L.P. ("Fund II") and WLR Recovery Fund III, L.P. ("Fund III" and, together with Fund II, the "Funds") of all of the shares of capital stock of Safety Components International, Inc. beneficially owned by Zapata (such transaction, the "Sale") pursuant to the Stock Purchase Agreement, dated as of September 23, 2005, by and between Fund III and Zapata, as amended by Amendment No. 1 and Joinder, dated as of September 26, 2005, by and among the Funds and Zapata (collectively, the "Purchase Agreement"), and any action in furtherance thereof and against approval of any action, agreement or proposal made in opposition to, or in competition therewith. The Sale was consummated on December 2, 2005. As a result of the consummation of the Sale, the Reporting Persons no longer have any voting power or other interest in respect of the Shares. See Items 4 and 6.

      Except as otherwise set forth in this Schedule 13D/A, as of the date hereof, no Reporting Person has any present plans or proposals which could relate to or result in any of the actions described in subparagraphs (a) through
(j) of Item 4 of Schedule 13D.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit 1. Agreement between the Reporting Persons as to joint filing of the Schedule 13D, filed as Exhibit 1 to the Schedule 13D, and incorporated herein by reference as Exhibit 1 to this Schedule 13D/A.

-------------------                                            -----------------
CUSIP NO. 989070602               SCHEDULE 13D/A               PAGE 9 OF 9 PAGES
-------------------                                            -----------------

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 12, 2005

                                        WL ROSS & CO. LLC


                                        By: /s/ Wilbur L. Ross, Jr.
                                            ------------------------------------
                                            Wilbur L. Ross, Jr.,
                                            its Managing Member


                                        WLR RECOVERY FUND II, L.P.

                                        By: WLR Recovery Associates II LLC,
                                            its General Partner


                                        By: /s/ Wilbur L. Ross, Jr.
                                            ------------------------------------
                                            Wilbur L. Ross, Jr.,
                                            its Managing Member


                                        WLR RECOVERY FUND III, L.P.

                                        By: WLR Recovery Associates III LLC,
                                            its General Partner


                                        By: /s/ Wilbur L. Ross, Jr.
                                            ------------------------------------
                                            Wilbur L. Ross, Jr.,
                                            its Managing Member


                                        WLR RECOVERY ASSOCIATES II LLC


                                        By: /s/ Wilbur L. Ross, Jr.
                                            ------------------------------------
                                            Wilbur L. Ross, Jr.,
                                            its Managing Member


                                        WLR RECOVERY ASSOCIATES III LLC


                                        By: /s/ Wilbur L. Ross, Jr.
                                            ------------------------------------
                                            Wilbur L. Ross, Jr.,
                                            its Managing Member


                                            /s/ Wilbur L. Ross, Jr.
                                            ------------------------------------
                                            Wilbur L. Ross, Jr.